Quintek Technologies, Inc.
17951 Lyons Circle
Huntington Beach, California 92647

February 7, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attn:	Elaine Wolff, Branch Chief
Division of Corporation Finance

Daniel Gordon, Accounting Branch Chief
Division of Corporation Finance

Eric McPhee

Re:	Quintek Technologies, Inc.
Registration Statement on Form SB-2
Registration Statement filed December 14, 2006
File No. 333-138301

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated January 12, 2007 relating to the registration statement on Form SB-2 of Quintek Technologies, Inc. The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 2 to our Form SB-2.

General

1.
We note your response to our prior comments. Please revise the registration statement throughout, including the prospectus cover page and the beneficial ownership discussion to reflect the amount of the reduction in size of the offering.

Response

We have revised the disclosure throughout the prospectus, including the prospectus cover page and the beneficial ownership discussion, to reflect the reduction in the number of shares being registered herein to 45,700,000.

Securities and Exchange Commission
February 7, 2007

2.
We note that you still have comments outstanding from our review of the company’s Form 10-KSB for the year ended June 30, 2004. We will need to clear these comments before the Form SB-2 can be brought effective.

Response

We have been advised by Eric McPhee, after filing an amended response letter on January 23, 2007, that we have cleared all prior comments relating to our Form 10-KSB for the year ended June 30, 2004.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ ROBERT STEELE
Robert Steele
Chief Executive Officer